UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Post Properties Inc.
---------------------------------------
NAME OF ISSUER:

Common Stock (Par Value $.01)
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TITLE OF CLASS OF SECURITIES

737464107
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CUSIP NUMBER

July 29, 2011
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

1.	NAME OF REPORTING PERSONS

Deutsche Bank AG*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,085,170
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 5,072,665
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,072,665

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.05%

12.	TYPE OF REPORTING PERSON

FI

* In accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this amended filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1.	NAME OF REPORTING PERSONS

Deutsche Investment Management Americas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 202,182
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 202,182
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

202,182

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.40%

12.	TYPE OF REPORTING PERSON

IA, CO

1.	NAME OF REPORTING PERSONS

Oppenheim Asset Management Services S.à. r.l

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 22,933
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 22,933
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,933

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.05%

12.	TYPE OF REPORTING PERSON

IA, CO

1.           NAME OF REPORTING PERSONS

RREEF America, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,860,055
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 4,847,550
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,847,550

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.60%

12.	TYPE OF REPORTING PERSON

IA, CO

Item 1(a).	Name of Issuer:

Post Properties Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

4401 Northside Parkway
Atlanta, GA 30327
United States

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Taunusanlage 12
60325 Frankfurt am Main
Germany

Item 2(c).	Citizenship:

The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).	Title of Class of Securities:

The title of the securities is common stock, $.01 par value ("Common Stock").

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act;

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act;

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act;

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);

Deutsche Investment Management Americas

Oppenheim Asset Management Services S.à. r.l

RREEF America, L.L.C.

(f)	[ ]	An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

(g)	[ ]	parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[X]	A non-U.S. institution in accordance with Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

(b)	Percent of class:

The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

(a)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

(ii)	shared power to vote or to direct the vote:

The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

(iii)	sole power to dispose or to direct the disposition of:

The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

(iv)	shared power to dispose or to direct the disposition of:

The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Subsidiary                                                                           Item 3 Classification

Deutsche Investment Management Americas              Investment Advisor

Oppenheim Asset Management Services S.à. r.l          Investment Advisor

RREEF America, L.L.C.                                                      Investment Advisor

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           August 12, 2011

Deutsche Bank AG
By:	/s/ Cesar A. Coy
Name:	Cesar A. Coy
Title:	Vice President

By:	/s/ William Smaragdas
Name:	William Smaragdas
Title:	Assistant Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           August 12, 2011

Deutsche Investment Management Americas
By:	/s/ Jeffrey A. Ruiz
Name:	Jeffrey A. Ruiz
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           August 12, 2011

Oppenheim Asset Management Services S.à. r.l
By:	/s/ Max Von Frantzius
Name:	Max Von Frantzius
Title:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           August 12, 2011

RREEF America, L.L.C.
By:	/s/ Amy Persohn
Name:	Amy Persohn
Title:	Director